Lyle B. Stewart, P.C.
                            3751 South Quebec Street
                             Denver, Colorado 80237
                                Tel. 303-267-0920
                                Fax. 303-267-0922



August 16, 1999


United States Securities and Exchange
Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20459

Dear Madams and Sirs:

On behalf of my client, Medix Resources, Inc., and pursuant to Rule 101(a)(1)(i) of Regulation S-T, filed herewith is its Form S-2 Registration Statement registering 6,572,000 shares of its common stock to be sold by selling shareholders. The related filing fee of $ 523.00 has been wire transferred to the SEC's account at Mellon Bank.

If you have any questions about this filing, please contact the undersigned at the telephone or fax numbers indicated above.

Very truly yours

/s/ Lyle B. Stewart

As filed with the Securities and Exchange Commission on August __, 1999. Registration No. 333-____


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              --------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                              MEDIX RESOURCES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


               Colorado                                 84-1087334
    (State or Other Jurisdiction of                  (I.R.S. Employer
    Incorporation or Organization)                Identification Number)
    -------------------------------               ----------------------

                        7100 E. Belleview Ave., Suite 301
                            Englewood, Colorado 80111
                                 (303) 741-2045
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                  JOHN P. YEROS
                      President and Chief Executive Officer
                        7100 E. Belleview Ave., Suite 301
                            Englewood, Colorado 80111
                                 (303) 741-2045

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                   ------------------------------------------

                                   Copies to:
                              LYLE B. STEWART, ESQ.
                              Lyle B. Stewart, P.C.
                              3751 S. Quebec Street
                             Denver, Colorado 80237
                                 (303) 267-0920
                   ------------------------------------------


Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: :

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box: 9

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 9

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 9

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. 9

                        -------------------------------
                         CALCULATION OF REGISTRATION FEE
                        -------------------------------

                                                 Proposed
 Title of                        Proposed        Maximum
Securities                        Maximum        Aggregate
  to be        Amount to be    Offering Price    Offering         Amount of
Registered      Registered     Per Share (1)     Price (1)     Registration Fee
----------     ------------    --------------    ----------    ----------------

Common           6,572,000         $0.27         $1,774,440           $523
 stock,
 par
 value
 $.001
 per share


(1) Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(c), the price shown is based upon the average of the bid and the asked price of Medix's Common Stock on August 12, 1999, as reported on the OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION
                              DATED AUGUST 17, 1999

PROSPECTUS


                              MEDIX RESOURCES, INC.

                        6,572,000 Shares of Common Stock


Some shareholders of Medix Resources, Inc. will have the right to offer and sell up to 6,572,000 shares of our common stock under this Prospectus. Up to 3,476,000 of these shares may be issued upon conversion of currently outstanding preferred shares. The remaining 3,096,000 shares are issuable upon exercise of outstanding warrants.

Medix will not receive directly any of the proceeds from the sale of these shares by the selling shareholders. Medix will pay the expenses of registration of these shares.

The common stock is traded on the OTC Bulletin Board under the symbol "MDIX". On August 12, 1999, the last sale price of the common stock was reported as $0.27.

The securities offered hereby involve a high degree of risk. See "RISK FACTORS" beginning on page 3 for certain risks that should be considered by prospective purchasers of the securities offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is September __, 1999

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us, the selling shareholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in our affairs since such date.



                               -----------------

                                TABLE OF CONTENTS
                               -----------------
                                                                            Page
                                                                        ------
FORWARD-LOOKING STATEMENT.................................................  3

RISK  FACTORS.............................................................  3

THE COMPANY...............................................................  9

USE OF PROCEEDS...........................................................  9

SELLING SHAREHOLDERS.....................................................  10

DESCRIPTION OF SECURITIES................................................. 11

PLAN OF DISTRIBUTION...................................................... 12

INDEMNIFICATION OF OFFICERS AND DIRECTORS................................  13

AVAILABLE INFORMATION....................................................  14

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE........................  14

LEGAL MATTERS............................................................  15

EXPERTS.................................................................   15

                           FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements, which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for Medix's future operations, our growth strategies or business plans or other facts that have not yet occurred. Such statements can be identified by the use of forward-looking terminology such as "might", "may", "will", "could", "expect", "anticipate", "estimate", "likely," "believe", or "continue" or the negative thereof or other variations thereon or comparable terminology. The following risk factors contain discussions of important factors that should be considered by prospective investors for their potential impact on forward-looking statements included in this Prospectus and in the documents incorporated by reference into this Prospectus. These important factors, among others, may cause actual results to differ materially and adversely from the results expressed or implied by the forward-looking statements.

                                  RISK FACTORS

     An investment in our common stock:

          o    has a high degree of risk;

          o    is highly speculative;

          o should only be considered by those persons or entities who can afford to loose their entire investment.

In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating our business and an investment in our shares. The order in which the following risk factors are presented does not indicate the relative magnitude of the risks described.

WE HAVE PRIOR OPERATING LOSSES AND A GOING CONCERN EXCEPTION FROM OUR AUDITORS

We reported net losses of  ($5,422,000),  ($515,000)  and  ($1,207,000)  for the
years ended December 27, 1998, December 28, 1997 and December 29, 1996, respectively, and ($1,199,000) for the six months ending June 27, 1999. At June 27, 1999, we had an accumulated deficit of ($14,360,000) and a working capital deficit of ($2,088,000). We are currently delinquent in the payment of certain of our current liabilities, including liabilities related to withholding tax delinquencies. If any of those creditors instituted collection proceedings, we could face financial failure if payments could not be made or extension arrangements could not be negotiated. There is no assurance that we will achieve a specific level of revenues, or that we will operate profitably in the future. Our auditor's reports relating to the their audits of recent annual financial statements have contained an explanatory paragraph describing that there is substantial doubt about our ability to continue as a going concern.

OUR CONTINUING LOSSES AND OUR NEED FOR ADDITIONAL FINANCING

We had negative working capital of ($2,088,000) at June 27, 1999. We expect to continue to experience loses, in the near term, as we attempt to develop our Cymedix software products. The current operation of our business and our ability to continue to develop our Cymedix software products will depend upon our ability to obtain additional financing. We do not currently have a source of funds for the funding of the development of our Cymedix software products. We are attempting to meet our current cash flow needs by offering to sell our medical staffing business, the financing of accounts receivable under terms that have resulted in significant financing costs, and raising capital in the private debt and equity markets. The sale of our medical staffing business, if it occurs, will not be sufficient to fund our development budget for Cymedix. The development and marketing of the Cymedix software products require substantial capital investments. There can be no assurance that additional investments or financings will be available to us as needed to support the development of Cymedix products. Failure to obtain such capital on a timely basis could result in lost business opportunities, the sale of the Cymedix business at a distressed price or the financial failure of Medix.

OUR REVENUES ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

Our operating results have experienced significant fluctuations in the past and may do so in the future due to a number of factors including:

     o    the effect of regulatory and legislative developments on us;

     o pricing trends in the healthcare staffing and the medical information software industries;

     o    changes in third-party payor policies;

     o    availability of qualified personnel;

     o reductions in demand for our services and products due to competition, regulation and other factors;

     o the ability of management to coordinate and implement a marketing strategy; and

     o costs associated with maintenance of quality control standards.

The impact of any of these factors could cause operating results to decline significantly from prior periods. Any significant decrease in revenues for any reason would have an immediate adverse impact on our ability to operate profitably and our ability to continue as an operating entity. No assurances can be given that we will be able to obtain sufficient debt or equity financing on acceptable terms to enable us to survive periods of decreased cash flows.

THERE IS GREAT UNCERTAINTY IN THE HEALTHCARE INDUSTRY

The healthcare and medical services industry in the United States is in a period of rapid change and uncertainty. Governmental programs have been proposed, and some adopted, from time to time, to reform various aspects of the U.S. healthcare delivery system. Some of these programs contain proposals to increase government involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for our customers. In this process, healthcare facilities are curtailing the use of interim staffing provided by vendors such as us. We cannot predict with any certainty what impact, if any, proposals for healthcare reforms might have on our business. As a result, major third party payors of hospital services (insurance companies, Medicare and Medicaid) have significantly revised payment procedures in an effort to contain healthcare costs. These and other factors affecting the healthcare industry may have a significant adverse impact on our operating results.

OUR DEPENDENCE ON CUSTOMER RELATIONSHIPS AND ABSENCE OF CUSTOMER AND CARE-GIVER CONTRACTS

Our business is dependent on its ability to establish and maintain close working relationships with hospitals, clinics, nursing homes, physician groups, assisted living facilities, health maintenance organizations, educational institutions, third party payors and other referral sources, and with care givers providing services on our behalf. Although we have established customer and care giver relationships in the markets in which we presently operate, there can be no assurance these relationships will continue. None of the contracts by and between us and our customers is exclusive, and these contracts do not obligate the customers to utilize a designated number of interim or home care staff for any specific period of time. Although certain customer contracts provide that we will be the first interim staffing firm contacted by the hospital, this "first call" right does not guarantee that we will achieve a specific level of, or any, revenues as a result of such right. Likewise, contracts between us and our care givers are non-exclusive and do not obligate the care giver to render services for any specific period of time. Accordingly, it is possible that we may not be able to meet customer demand for qualified personnel, or that it can do so on a cost-efficient basis.

OUR NEW SOFTWARE BUSINESS LINE

We acquired, through our subsidiary Cymedix Lynx Corporation, in January of 1998, a development stage medical software business. The uncertainties and risks that accompany forward-looking statements are enhanced by our lack of experience in this business. We had no experience in marketing of software products, providing software support services, evaluating demand for products, financing a software business and dealing with government regulation of software products. As a developer of information systems, we will be required to anticipate and adapt to evolving industry standards and new technological developments. The market for our software products is characterized by:

     o continued and rapid technological advances in both hardware and software development;

     o    ongoing expenditures for research and development;

     o the timely introduction of new products and enhancements to existing products; and

     o standards that are largely a function of user acceptance, and, therefore, subject to change.

Our future success, if any at all, will depend in part upon our ability to enhance existing products, to respond effectively to technology changes, and to introduce new products and technologies to meet the evolving needs of its clients in the health care information systems market. We are currently devoting significant resources toward the development of products. There can be no assurance that we will successfully complete the development of these products in a timely fashion or that our current or future products will satisfy the needs of the health care information systems market. Further, there can be no assurance that products or technologies developed by others will not adversely affect our competitive position or render its products or technologies noncompetitive or obsolete.

RISKS OF INFRINGEMENT OF PROPRIETARY TECHNOLOGY

Our wholly-owned subsidiary, Cymedix Lynx Corporation, has been granted certain patent rights, a trademark and copyrights relating to its software business.

The patent and intellectual property legal issues for software programs, such as the Cymedix products, are complex and currently evolving. Since patent applications are secret until patents are issued, in the United States, or published, in other countries, we cannot be sure that it is first to file any patent application. In addition, there can be no assurance that competitors, many of which have far greater resources than we do, will not apply for and obtain patents that will interfere with our ability to develop or market product ideas that we have originated. Further, the laws of certain foreign countries do not provide the protection to intellectual property that is provided in the United States, and may limit our ability to market its products overseas. We cannot give any assurance that the scope of the rights that we have been granted to Cymedix are broad enough to fully protect our Cymedix software from infringement.

Litigation or regulatory proceedings may be necessary to protect our intellectual property rights, such as the scope of our patents. In fact, the computer software industry in general is characterized by substantial litigation. Such litigation and regulatory proceedings are very expensive and could be a significant drain on our resources and divert resources from product development. There is no assurance that we will have the financial resources to defend our patent rights or other intellectual property from infringement or claims of invalidity.

We also rely upon unpatented proprietary technology and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose our proprietary technology or that we can meaningfully protect our rights in such unpatented proprietary technology. We will use our best efforts to protect such information and techniques, however, no assurance can be given that such efforts will be successful. The failure to protect our intellectual property could cause us to loose substantial revenues and to fail to reach its financial potential over the long term.

OUR BUINESSES ARE HIGHLY COMPETITIVE

Medical Staffing Services
-------------------------

The market for supplemental medical staffing and home care services is highly competitive. Many of our existing and potential competitors have substantially greater financial, marketing and personnel resources than we do and have established reputations in the supplemental staffing industry. Accordingly, we are at a disadvantage in competing with such entities. It is likely that the current trend toward increased consolidation in the health care industry will accelerate. Some of the our larger competitors may gain an additional advantage by offering enterprise-wide supplemental staffing for health care facilities.

Medical Personnel
-----------------

In addition, our operations depend, to a significant degree, on its ability to recruit qualified health care personnel. We face competition from other companies in recruiting qualified health care personnel and there is no assurance that qualified personnel will be available to us in the future or the costs at which such personnel might be available. Our failure to recruit qualified personnel, or a significant increase in our cost of such personnel, could have a material adverse effect on our financial position and operations. There can be no assurance that we will be able to continue to compete successfully in the markets in which it is active or in any markets it enters in the future.

Medical Information Software
----------------------------

Competition can be expected to emerge from established healthcare information vendors and established or new Internet related vendors. The most likely competitors are companies with a focus on clinical information systems and enterprises with an Internet commerce or electronic network focus. Many of these competitors will have access to substantially greater amounts of capital resources than we have access to, for the financing of technical, manufacturing and marketing efforts. Frequently, these competitors will have affiliations with major medical product companies or software developers, who will assist in the financing of such competitor=s product development. We will seek to raise capital to develop Cymedix products in a timely manner, however, so long as our operations remain underfunded, as they now are, we will be at a competitive disadvantage.

Software Development Personnel
------------------------------

The success of the development of our Cymedix software is dependent to a significant degree on our key management and technical personnel. We believes that our success will also depend upon our ability to attract, motivate and retain highly skilled, managerial, sales and marketing, and technical personnel, including software programmers and systems architects skilled in the computer languages in which our Cymedix products operate. Competition for such personnel in the software and information services industries is intense. The loss of key personnel, or the inability to hire or retain qualified personnel, could have a material adverse effect on our results of operations, financial condition or business.

WE HAVE PERSONNEL RISKS

Medical staff providers, like us, are in the business of employing people and placing them in the workplace of other businesses. Attendant risks of such activity include possible claims of discrimination and harassment, employment of illegal aliens, unqualified or unlicensed medical personnel and other similar claims. We have policies, guidelines and screening procedures in place to reduce its exposure to these risks. However, a failure to follow these policies and guidelines may result in negative publicity and the payment by us of money damages or fines. From time to time, we become involved in litigation for injuries or damages caused by the acts of its staff. See "Legal Proceedings" in item 1 of Part II of our most recent Form 10-QSB, filed with the SEC. While we maintain insurance providing coverage for certain negligent acts in an amount we believe is customary for the industry, there can be no assurance that our insurance policies will be sufficient so as to offset any claims received. In addition, such policies exclude certain acts, usually involving criminal behavior from coverage. Moreover, costs of insurance may escalate beyond anticipated levels, or certain types of losses may be uninsurable or may exceed coverage. Any substantial uninsured loss suffered by Medix would have a material adverse effect on our business.

SECURITIES LAW ISSUES

We raised substantial amounts of capital in private placements from time to time. The securities offered in such private placements were not registered with the Securities and Exchange Commission or any state agency in reliance upon exemptions from such registration requirements. Such exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of such exemptive provisions, investors would have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek such rescission or institute such suit, Medix could face severe financial demands that could material and adversely affect our financial position.

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

As of August 5, 1999, we had 22,944,850 shares of common stock outstanding. Of these shares, approximately 4,560,247 shares are restricted and not freely transferable. As of the date hereof, approximately 14,112,249 shares were issuable upon the exercise of outstanding options or warrants and the conversion of preferred stock. The exercise prices of options and warrants to acquire common stock presently outstanding range from $0.15 per share to $5.00 per share. During the respective terms of the outstanding options, warrants, preferred stock and other outstanding underlying securities, the holders are given the opportunity to profit from a rise in the market price of the common stock, and the exercise of any options or warrants may dilute the book value per share of the common stock. The existence of the options, conversion rights, or any outstanding warrants may adversely affect the terms on which we may obtain additional equity financing. Moreover, the holders of such securities are likely to exercise their rights to acquire common stock at a time when we would otherwise be able to obtain capital on terms more favorable than could be obtained through the exercise or conversion of such securities.

VOLATILITY OF OUR STOCK PRICE

Historically, our common stock has experienced significant price fluctuations. This has been caused by factors such as:

     o    quarterly fluctuations in operating results;

     o    negative announcements by our company or others;

     o regulatory, legislative or other developments affecting our company or the health care industry generally;

     o conversion of our preferred stock into common stock at conversion rates based on current market prices of our common stock; and

     o market conditions specific to the health care industry and general market conditions.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performance of specific companies, have had a substantial effect on the market price for many health care related companies. Factors such as those cited above, as well as other factors that may be unrelated to our operating performance may adversely affect the price of our common stock.

APPLICATION OF PENNY STOCK RULES TO OUR COMMON STOCK

Trading of our common stock is subject to the penny stock rules under the Securities Exchange Act of 1934, as amended, unless an exemption from such rules is available. Broker-dealers making a market in our common stock will be required to provide disclosure to their customers regarding the risks associated with our common stock, the suitability for the customer of an investment in our common stock, the duties of the broker-dealer to the customer and information regarding bid and ask prices for our common stock and the amount and description of any compensation the broker-dealer would receive in connection with a transaction in our common stock. The application of these rules will likely result in fewer market makers making a market of our common stock and further restrict the liquidity of our common stock.

ABSENCE OF COMMON STOCK DIVIDENDS

We are required to pay dividends on our 1996 Preferred Stock, and, in certain circumstances, on our other classes of Preferred Stock. We have not had earnings, but if earnings were available our, it is our general policy to retain any earnings for use in our operation. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant. We anticipate that our future financing agreements will prohibit the payment of common stock dividends without the prior written consent of our lender(s).

                                   THE COMPANY

GENERAL

Medix Resources, Inc., a Colorado corporation, formerly known as International Nursing Services, Inc., currently operates in two principal lines of business, healthcare staffing services and medical information software.

Doing business as National Care Resources and TherAmerica, Inc., we provide skilled nursing, therapists, rehabilitation and other medical personnel for supplemental staffing in home care and in a broad spectrum of health care and educational facilities. Our supplemental staffing services are provided through a pool of approximately 900 caregivers including licensed and registered nurses, rehabilitation, physical, respiratory, occupational and speech therapists, medical social workers, home care aides and other unlicensed personnel. Our supplemental and home care staff currently serves over 300 hospitals, clinics, nursing homes, physician groups, assisted living facilities, health maintenance organizations and other health care institutions, a variety of educational facilities and individual home care clients. We operate through offices located in Houston and San Antonio, Texas, Emeryville and Ontario, California, and Englewood, Colorado. We currently provide supplemental staffing services and therapists in Texas, Colorado and California. Travel nurses and therapists are provided in seventeen states and the District of Columbia.

We acquired Cymedix in January of 1998. Cymedix has developed an Internet-based communications and information management product, which we began marketing to medical professionals nationwide. Growth of the medical information management marketplace is being driven by the need to share significant amounts of clinical and patient information between physicians, their outpatient service providers, hospitals, insurance companies and managed care organizations. This market is one of the fastest-growing sectors in healthcare today, commanding a projected two-thirds of health care capital investments. The Cymedix software is a secure medical communications product, with patent application pending, that makes use of the Internet. Using the Cymedix software, medical professionals can order, prescribe and access medical information from insurance companies and managed care organizations, as well as from any participating outpatient service provider such as a laboratory, radiology center, pharmacy or hospital. We will provide the software free of charge to physicians and clinics, and will collect user fees whenever these products are sold on the Internet. The product=s relational database technology provides physicians with a permanent, ongoing record of each patient's name, address, insurance or managed care affiliation, referral status, medical history, personalized notes and an audit trail of past encounters. Physicians can electronically order medical procedures, receive and store test results, check patient eligibility, make medical referrals, request authorizations, and report financial and encounter information in a cost-effective, secure and timely manner.

Our principal executive office is located at 7100 East Belleview Ave., Englewood, Colorado 80111, and its telephone number is (303) 741-2045.


                                 USE OF PROCEEDS

The net proceeds from the sale of shares will be received by the selling shareholders. Medix will not receive any of the proceeds from any sale of the shares by the selling shareholders.

                              SELLING SHAREHOLDERS

The table below sets forth information as of August 5, 1999 with respect to the selling shareholders, including names, holdings of shares of common stock prior to the offering of the shares, the number of shares being offered for each account, and the number and percentage of shares of common stock to be owned by the selling shareholders immediately following the sale of the shares, assuming all of the offered shares are sold.

                                Shares of
                                 Common     Shares
                                 Stock        of
                                 Owned      Common      Shares of Common Stock
                                 Before     Stock               to be
                                  the       being      Beneficially Owned After
          Name                  Offering    Offered          the Offering
----------------------------   ----------  ---------   ------------------------
                                                          Number     Percentage
                                                       -----------   -----------
Ananian, Fred .............      60,000      60,000           0           0%

Banov, Robert .............     100,000     100,000           0           0%

Baron, Eric ...............     128,000     128,000           0           0%

Baron, Eugene .............     124,000     124,000           0           0%

Bergquist, Dennis & Leslie      100,000     100,000           0           0%

Bernabei, John ............     125,000     125,000           0           0%

Black Hills Investment
 Corporation ..............     200,000     200,000           0           0%

Brock, David ..............     125,000     125,000           0           0%

Brown, Lisa Dake ..........     100,000     100,000           0           0%

Carl Fricke Trust .........      80,000      80,000           0           0%

Cohen, Darryl .............     200,000     200,000           0           0%

Colwell, John .............     100,000     100,000           0           0%

Counterpoint Capital
 Management, L.L.C ........     200,000     200,000           0           0%

Counterpoint Master, L.L.C      700,000     700,000           0           0%

Dimare, Marcy .............      40,000      40,000           0           0%

Duck Partners .............     400,000     400,000           0           0%

Elmes, Tim &Tristina,
 JTWROS ...................      40,000      40,000           0           0%

Frigg Ltd. ................     200,000     200,000           0           0%

Hackett, D. Kim ...........      40,000      40,000           0           0%

Harmonic Money Purchase
 Pension Plan .............     100,000     100,000           0           0%

Higgins, Nicola ...........      40,000      40,000           0           0%

Hoffman, Craig ............     100,000     100,000           0           0%

Kaufman, Peter ............     200,000     200,000           0           0%

Klem, Michael .............      20,000      20,000           0           0%

Knepper, Michael ..........      60,000      60,000           0           0%

Martineau, Steven .........      50,000      50,000           0           0%

McCullogh, Robert .........     250,000     250,000           0           0%

McKenzie Webster Limited ..     200,000     200,000           0           0%

Millenco, LP ..............     520,000     520,000           0           0%

Neiman, Brian .............      40,000      40,000           0           0%

Oberrotman, Alain .........     100,000     100,000           0           0%

Peterson, James P .........     160,000     160,000           0           0%

Prufeta, John .............     500,000     500,000           0           0%

Richard B & Jacqueline M
 Wasson TTEES FBO
 Wasson Family Trust ......     520,000     520,000           0           0%

Rockwell Investment LTD ...     100,000     100,000           0           0%

Smokowski, Kevin ..........     250,000     250,000           0           0%

Stone, Jay ................     100,000     100,000           0           0%

Stone, Kendall ............     100,000     100,000           0           0%

Weatherford, Randy ........     100,000     100,000           0           0%
                              ---------   ---------

         Total                6,572,000   6,572,000           0

RELATIONSHIP BETWEEN MEDIX AND THE SELLING SHAREHOLDERS

The selling shareholders have or will acquire the shares of common stock indicated above in one of the following ways: (i) upon the conversion of preferred stock issued by us in 1999, (ii) upon the exercise of warrants issued with such preferred stock, and (iii) upon the exercise of warrants issued to a creditor.


                            DESCRIPTION OF SECURITIES

Our authorized capital consists of 50,000,000 shares of common stock, par value $.001 per share, and 2,500,000 shares of preferred stock. As of August 5, 1999, we had outstanding 22,944,850 shares of common stock, 5 shares of 1996 Preferred Stock, 12 shares of 1997 Preferred Stock, 300 shares of 1999 Series A Preferred Stock and 1,138 shares of 1999 Series B Preferred Stock. As of such date, our common stock was held of record by approximately 417 persons and beneficially owned by approximately 2,100 persons.

COMMON STOCK

Each share of common stock is entitled to one vote at all meetings of shareholders. Shareholders are not permitted to cumulate votes in the election of directors. Currently, the Board of directors consists of six directors, who serve for staggered terms of three years, with at least two directors elected at every annual meeting. All shares of common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional common stock. In the event of liquidation, dissolution or winding up of Medix, holders of the common stock will be entitled to receive on a pro rata basis all assets of Medix remaining after satisfaction of all liabilities and preferences of the outstanding preferred stock. The outstanding shares of common stock and the shares of common stock issuable upon conversion or exercise of derivative securities are or will be, as the case may be, duly and validly issued, fully paid and non-assessable.

TRANSFER AGENT

We have retained American Securities Transfer, Inc., 12039 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228, as Transfer Agent for the our common stock.

                              PLAN OF DISTRIBUTION

This Prospectus has been prepared, as a part of a registration statement, to satisfy our obligations to the selling shareholders to register the common stock beneficially owned by them. These obligations were made to induce the selling shareholders to invest in Medix.

Any distribution of shares by the selling shareholders, or by their pledgees, donees, transferees or other successors in interest, may be effected from time to time in one or more of the following transactions:

     (a) to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time);

     (b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on one or more exchanges on which shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

     (c) directly or through brokers or agents in private sales at negotiated prices; or

     (d) by any other legally available means.


In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 of the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus. All discounts, commissions or fees incurred in connection with the sale of the common stock offered hereby will be paid by the selling shareholders, except that the expenses of preparing and filing this Prospectus and the related Registration Statement with the Securities and Exchange Commission, and of registering or qualifying the common stock will be paid by Medix.

The selling shareholders and such underwriters, brokers, dealers or agents, upon effecting a sale of the shares, may be considered "underwriters" as that term is defined by the Securities Act.

Underwriters participating in any offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transaction may receive brokerage or agent's commissions or fees.

If required at the time a particular offering of the shares is made, a Prospectus Supplement would be distributed which would set forth the amount of the shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the shares purchased from the selling shareholders, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. To our knowledge, as of the date of this Prospectus, none of the selling shareholders have entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by them, nor do we know the identity of the brokers or market makers which might participate in such offering.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

We have agreed that Medix will bear all costs, expenses and fees in connection with the registration of the shares being sold through this Prospectus.


                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

Article 109 of the Colorado Business Corporation Act generally provides that a corporation may indemnify its directors, officers, employees and agents against liabilities and action, suit or proceeding whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent Medix, if such person acted in good faith and reasonably believed that his conduct, in his official capacity, was in the best interests of Medix (or, with respect to employee benefit plans, was in the best interests of the participants of the plan), and in all other cases that his conduct was at least not opposed to Medix's best interests. In the case of a criminal proceeding, the director, officer, employee or agent must have had no reasonable cause to believe that his conduct was unlawful. Under Colorado Law, Medix may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of Medix if the director is adjudged liable to Medix, or in a proceeding in which the directors, officer employee or agent is adjudged liable for an improper personal benefit.

Our Articles of Incorporation provide that we shall indemnify its directors, and officers, employees and agents to the extent and in the manner permitted by the provisions of the laws of the State of Colorado, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any shareholders' or directors' resolution or by contract.

Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling Medix pursuant to the foregoing provisions, Medix has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                              AVAILABLE INFORMATION

We are reporting company and file our annual, quarterly and current reports, proxy material and other information with the Securities and Exchange Commission. Reports, proxy statements and other information concerning Medix filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the SEC's Website at "http:\\www.sec.gov".

We have filed a registration statement on Form S-2 under the Securities Act of 1933, with respect to the securities offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the registration statement and the exhibits filed as a part thereof, which may be found at the locations and Website referred to above.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to the documents filed with them that contains that information. The information incorporated by reference is an important part of this Prospectus, and the information that we file with the SEC after the date of this Prospectus will automatically update and supercede the information contained in this Prospectus or incorporated by reference into this Prospectus. We incorporate by reference the documents listed below and any future filing we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     (a) a copy of our latest Annual Report on Form 10-KSB, which as of the date of this Prospectus is our Form 10-KSB for the fiscal year ended December 27, 1998;

     (b) a copy of our latest Proxy Statement, which as of the date of this Prospectus is our Proxy Statement for our 1999 Annual Meeting held on June 11, 1999; and

     (b) a copy of our latest Quarterly Report on Form 10-QSB, which as of the date of this Prospectus is our Form 10-QSB for the fiscal quarter ended June 27, 1999.

We are delivering with this Prospectus a copy of each of the above three documents. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year referred to in item (a) above shall be deemed to be incorporated herein by reference and to be a part of this Prospectus. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of such filings. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to John P. Yeros, Medix Resources, Inc., 7100 E. Belleview Avenue, Suite 301, Englewood, Colorado 80111, telephone (303) 741-2045.


                                  LEGAL MATTERS

The validity of the shares offered hereby is being passed upon for us by Lyle B. Stewart, P.C., Denver, Colorado.


                                     EXPERTS

The consolidated financial statements of Medix as of December 27, 1998, and for each of the two years in the period ended December 27, 1998 appearing in the Form 10-KSB have been audited by Ehrhardt Keefe Steiner & Hottman PC, independent auditors, as stated in their report appearing therein, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. With respect to the unaudited interim consolidated financial information in our quarterly reports to be filed in the future on Forms 10-QSB, the independent certified public accountants will not have audited or reviewed such consolidated financial information and will not have expressed an opinion or any other form of assurance with respect to such consolidated financial information.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the Shares being registered hereby.


               SEC Registration Fee ............     $   523

               Blue Sky Filing Fees and Expenses       5,000*


               Accountants' Fees and Expenses ..       2,000*


               Legal Fees and Expenses .........       5,000*


               Miscellaneous ...................           0*
                                                     -------

               TOTAL ...........................     $12,523*
                                                     -------

    *  Estimated, subject to change.


The Company will bear all of the above expenses of the registration of the Shares.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

See "INDEMNIFICATION OF OFFICERS AND DIRECTORS" in the Prospectus.


ITEM 16. EXHIBITS.

Exhibit
Number       Description
-------      -----------

  5.1        Opinion of Lyle B. Stewart, P.C.

 23.1        Consent of Ehrhardt Keefe Steiner & Hottman PC

 23.2        Consent of Lyle B. Stewart, P.C. (included in Exhibit 5.1)

 24.1        Power of Attorney (included on signature page)


ITEM 17. UNDERTAKINGS.

A.   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission (the "Commission") by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.


     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado on August 16, 1999.


                              MEDIX RESOURCES, INC.


                              By /s/ John P. Yeros
                                 John P. Yeros,
                                    President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below in so signing also makes, constitutes and appoints John P. Yeros and David Kinsella, and each of them, his or her true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


       Signature                       Title                         Date
       ---------                       -----                         ----


                               President, Chief Executive       August 16, 1999
/s/ John P. Yeros              Officer and Director
      John P. Yeros            (Principal Executive Officer)




/s/ David Kinsella             Controller (Principal            August 16, 1999
      David Kinsella           Financial and
                               Accounting Officer)


/s/ Joel C. Newman             Director                         August 16, 1999
      Joel C. Newman



/s/ Thomas J. Oberle           Director                         August 16, 1999
     Thomas J. Oberle




/s/ John R. Prufeta            Director                         August 16, 1999
      John R. Prufeta



/s/ Douglas Stahl              Director                         August 16, 1999
        Douglas Stahl

                                  EXHIBIT INDEX



Exhibit
Number          Description
-------         ------------

 5.1            Opinion of Lyle B. Stewart, P.C.

23.1            Consent of Ehrhardt Keefe Steiner & Hottman PC

23.2            Consent of Lyle B. Stewart, P.C.
                 (included in Exhibit 5.1)

24.1            Power of Attorney (included on signature page)